FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  21 July 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



            International Power to Offer 35% Equity in Al Kamil Power Plant
                      via Initial Public Offering in Oman



(London - 21 July 2004) International Power reports that its wholly owned subsidiary Al Kamil Power Company (AKPC), which owns the 285MW Al Kamil plant in Oman, will issue a prospectus for an Initial Public Offering (IPO) of 35% of the Company's equity on Tuesday 27 July 2004.


This offering is in accordance with original project agreements with the Government of Oman, under which International Power is required to sell at least 35% of the share capital in AKPC in the Omani public market. The listing of AKPC shares on the Muscat Securities Market will be completed on Wednesday 25 August.



If fully subscribed, the IPO is expected to generate net proceeds of approximately $15 million (GBP8 million).




For further information please contact:



Investor Contact
Aarti Singhal +44(0)20 7320 8681



Media Contact
Sara Richardson +44(0)20 7320 8619





Notes to Editors:-



Al Kamil's entire output is sold to Oman's Ministry of Electricity and Water under a 15-year Power Purchase Agreement that expires in 2017.





About International Power

International Power plc is a leading independent electricity generating company with 11,072MW (net) in operation and 1,655MW (net) under construction. International Power has facilities in operation or under construction in Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Oman, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary